Filed pursuant to Rule 424(b)(3) and 424(c)
Registration No. 333-116090

PROSPECTUS SUPPLEMENT
to
Prospectus dated August 16, 2004

Of

Dotronix, Inc.

Warrants to Purchase 4,183,680 Shares of Common Stock and
4,183,680 Shares of Common Stock issuable upon exercise of such Purchase Warrants
(Warrant Dividend)
3,500 Shares of Common Stock issuable upon exercise of outstanding Purchase Warrants
1,181,500 Shares of Common Stock

        This prospectus supplement supplements the prospectus dated August 16, 2004 of Dotronix, Inc. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes or updates the information contained in the prospectus.

        The following sentence is inserted after the sentence “Dotronix will receive proceeds from this offering only in the event that dividend warrants are exercised.” at the end of the first paragraph on the cover page of the prospectus:

The transfer of the dividend warrants and the issuance of shares upon the exercise of the dividend warrants is subject to certain restrictions under applicable state securities laws as set forth under “Description of Securities” on page 17 of this prospectus.

        The following paragraphs are inserted prior to the paragraph with the heading “We do not anticipate declaring any cash dividends on our common stock.” on page 8:

The transfer of the dividend warrants and the issuance of shares upon the exercise of the dividend warrants is subject to certain restrictions under applicable state securities laws.

As set forth in detail under “Description of Securities” on page 17 of this prospectus, we have registered the shares underlying the dividend warrants in some states, whereas we are relying on exemptions from registration for the offer and/or sale of these shares in the other states. Transfers of the dividend warrants, therefore, may not occur in those states in which we have not registered the shares underlying the dividend warrants, and no warrantholder other than shareholders of record on June 30, 2004 may exercise the dividend warrants in those states. No dividend warrants may be transferred into or within, or exercised in, Arizona.

The dividend warrants might not be quoted on the OTCBB.

The dividend warrants will be quoted on the OTCBB only if broker/dealers file the appropriate application with the National Association of Securities Dealers, Inc. (NASD) and if the NASD approves the application. Even if some broker/dealers file the necessary documents with the NASD, the NASD may deny the applications, arguing that the broker/dealers cannot effectively make a market in the dividend warrants if the transfer and the exercise of the dividend warrants are subject to the restrictions under applicable state securities laws set forth on page 17 of this prospectus under “Description of Securities.” Even if the NASD grants the applications, the broker/dealers may have difficulties to make a market in the dividend warrants due to the restrictions under applicable state securities laws. In addition, even if the dividend warrants will be quoted on the OTCBB, your ability to trade in the warrants will be limited because only a limited amount of market makers will quote the dividend warrants, and trading volume and prices for securities quoted on the OTCBB are historically lower and more volatile than for securities traded on an exchange or the Nasdaq Stock Market.

        The following sentence is inserted (a) on page 9, at the end of the first paragraph with the heading  “Warrants to be issued in a warrant dividend and underlying shares of common stock” and (b) on page 11, at the end of the paragraph with the same heading:

The transfer of the dividend warrants and the issuance of shares upon the exercise of the dividend warrants is subject to certain restrictions under applicable state securities laws as set forth under “Description of Securities” on page 17 of this prospectus.

        The following paragraphs are inserted prior to the paragraphs with the heading “Minnesota Business Corporation Act” on page 17:

Dividend Warrants

Shareholders of record on June 30, 2004 received the dividend warrants described in this prospectus. The dividend warrants and the shares underlying the dividend warrants are included in this prospectus.

The issuance of warrants as a warrant dividend is exempt from registration under state securities laws. However, the dividend warrants are immediately exercisable and therefore, constitute an offer of the underlying shares of our common stock that requires registration under the applicable state securities laws unless exemptions from registration are available. When we offered the shares of common stock underlying the warrants to our existing shareholders by issuing the dividend warrants, we relied in most states on exemptions from registration. In states where such an exemption was not available, we registered the offer and the sale of the underlying shares of common stock. Subsequent to the issuance of the warrant dividend, we registered the offer and the sale of the shares of common stock underlying the dividend warrants in additional states to increase the transferability and marketability of the warrants. However, the offer and the sale of these shares are not registered in all states.

Dividend warrants may be transferred within or into, and may be exercised in, the following states:

California, Colorado, Connecticut, Delaware, Georgia, Hawaii, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Minnesota, Missouri, Mississippi, Montana, Nevada, New York, North Dakota, Ohio, Tennessee, Rhode Island, South Carolina, South Dakota, Utah, Virginia, Washington, Wisconsin, Wyoming.

Transfers of the dividend warrants may not occur within or into the following states. In these states, only shareholders of record on June 30, 2004 may exercise the dividends warrants that they received when the dividend warrants were distributed on August 20, 2004:

Alabama, Alaska, Arkansas, Washington D.C., Florida, Idaho, Iowa, Maine, Massachusetts, Michigan, Nebraska, New Hampshire, New Jersey, New Mexico, North Carolina, Oklahoma, Oregon, Pennsylvania, Texas, Vermont, West Virginia.

Dividend warrants may not be transferred within or into, and may not be exercised in, Arizona.

The date of this Prospectus Supplement is September 10, 2004.